AMERICAN WATER STAR, INC.
                  4560 S. DECATUR BLVD., SUITE 301
                        LAS VEGAS, NV  89103

                      Telephone (702) 740-7036
                      Facsimile (702) 740-7037




October 5, 2005


Via Facsimile to (202) 772-9203
and Original via U.S. Mail

Michael Moran, Branch Chief
Dave Irving, Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  10549

	Re:	American Water Star, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004 Form 10-Q for the Fiscal Quarter Ended March 31, 2005 File No. 1-32220

Gentlemen:

This letter is in response to your comment letter dated July 29, 2005, which was directed to our former CFO, Daniel Beckett. Mr. Beckett resigned all his positions with the Company prior to receipt of the comment letter. Management is vigorously in search of a qualified replacement. In the interim, our President and Chief Executive Officer, Roger Mohlman, is serving as Chief Financial Officer.

Your numbered comments are set forth below and our responses follow.

Item 6. Management's Discussion and Analysis of Financial
        Condition and Results of Operations, page 27

Overview and Outlook. page 27
-----------------------------

1. We note that you have three primary revenue channels - sales to distributors, sales to retailers, and private label/co-packing. If you determined that you have only one reportable segment, please tell us how you determined your operating segments in accordance with FAS 131, addressing each of the components of paragraph 10 of FAS 131. If you aggregate two or more operating segments into one reportable segment, tell us how you satisfied the aggregation criteria of paragraph 17 of MS 131 and advise us of your basis for aggregation. See paragraph 25 of FAS 131 for disclosure items.


     Response to Comment 1
     ---------------------

     We consider our operations at the current time to be a single segment. Although we have customers that are different our internal reporting of the operating results is on the basis of bottled water only. We do not try to determine the profitability of any particular customer base and we do not have any discrete financial information available for different bases of customers. We believe we meet the aggregation criteria from FAS 131 paragraph 17. We have bottled water sales only so the products and services are similar. The production process for all of our sales is exactly the same except for attaching a different label for the private label sales. The customers are all purchasing the same bottled water. The distribution process is the same to all of our customers. There is no regulatory environment related to the sales of our bottled water.

Results of Operations. page 3
-----------------------------

2. You state that, "We will record payments received as a reduction of the intangible asset recorded as a result of the Sunset asset acquisition" relating to the February 2004 purchase. We do not note any intangible asset on the balance sheet for the year ended December 31, 2004. Please revise in future filings or advise us otherwise.

     Response to Comment 2
     ---------------------

     We will revise the statement on Sunset in future filings.
     There were no intangible assets in our December 31, 2004 financial statements as it was determine that everything should be written off.

3. Item 10(h) of Regulation S-B prohibits using a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge is such that it is reasonably likely to recur within two years or there was a similar charge within the prior two years. Accordingly, please explain why your presentation of gross profit, excluding the cost of discarded inventory, slotting fees and promotional goods conforms to this presentation, or eliminate from future filings. See Question #8 from the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be found on the SEC website.

     Response to Comment 3
     ---------------------

     We will not have the presentation of gross profit in future filings that excludes the cost of discarded inventory, slotting fees and promotional goods.

Application of Critical Accounting Policies and Pronouncements, page 38
-----------------------------------------------------------------------

4. Your discussion of critical accounting policies should include quantification of the underlying accounts and a discussion of changes and trends associated with the underlying accounts. For example, your discussion of trade accounts receivable should quantify the amount of expenses that you recorded in each period for allowances and discuss any trends or significant changes. Your discussion of stock-based compensation should discuss any expense incurred as well as the reasons for significant changes and trends. Your discussion of revenue recognition should highlight any changes in historical discounts, rebates, and sales return rates or the lack of any changes.

     Response to Comment 4
     ---------------------

     In future filings we will provide a more detail discussion of the critical accounting policies including quantification of the underlying accounts and a discussion of changes and trends in these accounts particularly in the discussion of trade accounts receivable, stock-based compensation and revenue recognition.

5. It is not clear why inventories would involve a critical accounting policy. Please tell us what significant judgment and estimates are required in your accounting for inventories.

     Response to Comment 5
     ---------------------

     The section on inventories is not a critical accounting policy and this section will not be included in future filings.

Consolidated Statements of Cash Flows, F-7
------------------------------------------

6. Tell us why it is appropriate to classify the `capital lease obligations' as a financing activity. Obtaining an asset by entering into a capital lease is generally reported in the related disclosures where the transaction is a non-cash financing activity. Refer to paragraph 32 of FAS 95. Please revise or advise us otherwise.

     Response to Comment 6
     ---------------------

     The capital lease obligation and the related acquisition of the leased equipment should be reported as a non-cash financing activity and we will correct this in future filings.

7. We note that you classified advances to/from related parties and notes receivable/notes payable in both investing and financing activities. For each transaction included in the balances, please tell us how you decided to categorize them as investing or financing activities and how they meet the criteria under paragraphs 15-20 of FAS 95 for such classification.

     Response to Comment 7
     ---------------------

     The classification of notes receivable should be a financing activity and this will be reported that way in future filings. The investing activity for advances, deposits and prepaid rent was reported that way because the initial transaction for this was at the same time that the investing activity of asset acquisition was done. We agree that this is slightly more appropriately shown as a financing activity and will do so in future filings.

Item 8A. Controls and Procedures
--------------------------------

8. Please explain to us on a supplemental basis how the certifying officers were able to conclude the disclosure controls and procedures were effective in light of the material weakness you have identified in your internal controls and procedures.

     Response to Comment 8
     ---------------------

     The reason for the restatement was based soley on how much of a discount to apply to value company stock issued to non-employees. We believe that this was a correction of an error rather than a material weakness in our internal controls and procedures. The accounting for these transactions used a discount that was considered appropriate by the former independent registered public accounting firm, however, our current auditors felt it was too high.

Notes to Consolidated Financial Statements. F-8
-----------------------------------------------

Note 1. Significant Accounting Policies, F-8
--------------------------------------------

Inventories, F-9
----------------

9. We note that you determine inventory cost on the basis of average cost or first-in, first-out methods. Tell us, and disclose in future filings, why you elect to use each of these two methods, how you determine the inventory costing method to use in specific circumstances, and how your election impacts the financial statements.

     Response to Comment 9
     ---------------------

     The average cost portion of the statement isn't appropriate as all of our inventory was valued on a first-in, first-out method. In future filings this will be eliminated.

Revenue recognition, F-10
-------------------------

10. We note that you recognize revenues upon shipment. Tell us, and disclose in future filings, whether your stated shipping terms are FOB shipping point or FOB destination and when title passes from you to your customer. Unless obvious, please explain to us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer

     Response to Comment 10
     ----------------------

     In future filings we will state that the title passes FOB destination.

11. We note that you incurred slotting fees in both 2003 and 2004 in the amounts of $1,120,660 and $1,277,324, respectively. Tell us and disclose in future filings the nature and extent of these arrangements. For each type of arrangement treated as an expense rather than as a reduction of revenues, tell us how this type of arrangement meets the requirements of EITF 01-9. For each expense line item that includes these types of arrangements, disclose the related amounts included in that line item. Please also discuss in MD&A any significant estimates resulting from these arrangements.

     Response to Comment 11
     ----------------------

     All slotting and similar fees were treated as a reduction in revenue. There was no expense for such items. In future filings we will expand our discussion of the nature of and extent of any such arrangements.

Note 14. Stockholders' Equity, F-19
-----------------------------------

12. In future filings, please provide a basic description of the stock option plan, the general terms of awards under the plan, such as vesting requirements, the maximum term of options grants, and the number of shares authorized for grants of options in accordance with paragraph 46 of FAS
     123. In addition, please tell us, and disclose in future filings, the total compensation expense recognized in income for each period presented and the specific transactions to which it relates.

     Response to Comment 12
     ----------------------

     In future filings we will provide a more comprehensive description of our stock option plan including the terms of awards, term of the options and number of shares authorized for grants.



                     COMPANY ACKNOWLEDGEMENT

In connection with our response to your comments, American Water
Star, Inc. (the "Company") acknowledges that:

  - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


We trust that our responses address all of your concerns. If you have any additional questions or are in need of clarification, please do not hesitate to contact me at (702) 740-7036.


                                         Sincerely,


                                         /s/ Roger Mohlman
                                         Roger Mohlman
                                         CEO/President